[FRANKLIN TEMPLETON LETTERHEAD]

May 10, 2016

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:             Ms. Marianne Dobelbower

Re:	Franklin Templeton ETF Trust (“Registrant”) File No. 811-23124

Dear Ms. Dobelbower:

On behalf of the Registrant, below is the Registrant’s response to the comment you provided to our counsel, J. Stephen Feinour, Jr. of Stradley Ronon Stevens & Young, LLP, with regard to Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the “Securities Act”), to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to the registration of the Registrant’s new series, Franklin LibertyQ International Equity Hedged ETF, Franklin LibertyQ Emerging Markets ETF, Franklin LibertyQ Global Dividend ETF and Franklin LibertyQ Global Equity ETF.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 22, 2016 under Section 8 of the Investment Company Act of 1940, as amended, and Section 6 of the Securities Act.

Below we have provided your comment (in bold) and the Registrant’s response to that comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Comment:                      Supplementally state that, even though the methodology for each Underlying Index was developed with Franklin Templeton, Franklin Templeton does not control the Underlying Index or have the ability to make changes to the Underlying Index.

Response:                      In developing each Underlying Index, Franklin Templeton provided MSCI with information about the factor selection process and other elements of the methodology so that MSCI could develop index rules that reflected that information.  Pursuant to the terms of the index license agreement between Franklin Templeton Companies, LLC and MSCI, the methodology of an Underlying Index may be changed upon the mutual consent of Franklin Templeton Companies, LLC and MSCI by a signed written amendment to the agreement.  Franklin Templeton Companies, LLC does not have the ability to unilaterally make changes to the methodology of an Underlying Index.

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
May 10, 2016

In connection with the Registrant’s response to the SEC staff’s comment on the Registration Statement, as requested by the SEC staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

The Registrant believes it has fully responded to the comment.  If, however, you have any further questions or require further clarification of the response, please contact J. Stephen Feinour, Jr., Esq. by telephone at (215) 564-8521 or, in his absence, Joel D. Corriero, Esq. at (215) 564-8528.

Regards,

/s/ Navid Tofigh
Navid Tofigh
Vice President and Assistant Secretary
Franklin Templeton ETF Trust